SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes                  No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):

82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  June 12, 2006

By:  /a/Andrew M. Archibald___________________

  Andrew M. Archibald, C.A., CFO and Secretary

  NYSE SYMBOL: ITP

  TSX SYMBOL: ITP

INTERTAPE POLYMER GROUP INC. ANNOUNCES COST SAVINGS AND CHARGES

Montréal, Québec and Bradenton, Florida – June 12, 2006 – Intertape Polymer Group Inc. (NYSE:, TSX: ITP) today announced that as part of its ongoing operational review it will implement a number of initiatives which combined will result in approximately $5.7 million pre tax annual cost savings commencing in the second quarter of this year, with full annual realization expected by the first quarter of 2007.  The initiatives to achieve these savings along with other items will result in approximately $17.6 million of pre tax charges.  Intertape Polymer Group Inc. (“IPG” or the “Company”) anticipates these charges will be recorded in the quarter ending June 30, 2006.  The cost savings and charges will include the following:

Annual cost savings of $4.3 million are expected from reductions in selling, general and administrative expenses and the termination of an operating lease.  One time charges related to these initiatives include $5.3 million for severance costs and related expenses associated with reduced staffing requirements and an estimated charge of $2.8 million arising from the early termination of an aircraft operating lease.

The Company is implementing changes to the manner in which it handles packaging, sales and delivery of products to retail customers in its consumer business and will close its repackaging facility in Gretna, Virginia.  These changes are expected to yield annual savings of approximately $0.5 million while improving overall service levels.  As a consequence, there will be a one time charge of $2.1 million related to the Gretna facility closure, including the supporting information technology assets.

As a result of improved manufacturing efficiencies achieved through plant consolidations, ongoing productivity improvements and the implementation of an improved sourcing strategy, the Company is retiring unnecessary capacity primarily related to the production of carton sealing tape.  IPG will incur a one time charge of $4.9 million related to the write-off of certain manufacturing equipment in connection with these improvements and, correspondingly, depreciation expense will be reduced by approximately $0.7 million per year.

During the last several weeks, the Company has entered into agreements to sell two previously closed facilities in Edmunston, New Brunswick, and Green Bay, Wisconsin.  These sales are anticipated to close during the next forty-five days and will generate cash of $2.6 million and are expected to result in reduced facility maintenance expenses of $0.2 million annually.  The sales will result in a charge of $1.0 million to reduce the carrying value of these facilities to their realizable values.

IPG will also record a charge of $1.5 million for the cost of additional remediation expenses at its Montreal manufacturing facility that was closed at the end of 2004.  At that time, the Company estimated that the cost of environmental remediation at the facility would be approximately $0.5 million.  Remediation activities commenced in April 2006.  The Company was recently notified that excavation activities had uncovered additional environmental contamination requiring remediation in excess of the original estimate.  The Company expects that the additional $1.5 million will fully cover the cost of the remediation.

"The total savings related to these initiatives are approximately $5.7 million on an annualized basis.  The Company continues to carefully review all of its costs and to take steps to improve operating asset utilization," stated H. Dale McSween, Interim Chief Executive Officer.

The one time charges discussed above, when combined with the charges of $13.2 million previously announced on May 9 and May 24 of this year, are comprised of approximately $21.8 million in cash charges and $9.0 million in non-cash charges.  The majority of the cash related charges are payable over the next six quarters.  “We do not expect the near term cash requirements associated with the one-time charges to have a material impact on the Company’s liquidity,” noted IPG's Chief  Financial Officer, Andrew M. Archibald, C.A.

The Company will review the impact of these charges on the Company's compliance with the financial covenants under its principal credit facilities.  If necessary, the Company will seek to obtain appropriate accommodations from its lenders with respect to such covenants.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,450 employees (which is a reduction of approximately 150 employees (6 percent) from December 31, 2005 levels), with operations in 18 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings.

The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

FOR INFORMATION CONTACT:

H. Dale McSween

Interim Chief Executive Officer

Intertape Polymer Group Inc.

Tel.: 866-202-4713

E-mail:  itp$info@itape.com

Web: www.intertapepolymer.com